SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

International Seaways, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

Y41053102
(CUSIP Number)
Cyrus Capital Partners, L.P. 65 East 55th Street, 35th Floor New York, New York 10022 (212) 380-5800

Eleazer Klein, Esq. Adriana Schwartz, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212)756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y41053102	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,985,167
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,985,167
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,985,167
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.0%
14	TYPE OF REPORTING PERSON PN/IA

CUSIP No. Y41053102	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,985,167
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,985,167
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,985,167
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.0%
14	TYPE OF REPORTING PERSON OO

.

CUSIP No. Y41053102	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,985,167
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,985,167
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,985,167
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Y41053102	SCHEDULE 13D/A	Page 5 of 7 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5 (a) – (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and the percentage of the Shares beneficially owned by the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 49,599,637 Shares as of February 28, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on March 2, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule A, which is attached hereto and is incorporated herein by reference. Except as set forth herein, there are no transactions in the Shares effected by the Reporting Persons during the past sixty days.

CUSIP No. Y41053102	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 13, 2022

Cyrus Capital Partners, L.P.

By:	/s/ Jennifer M. Pulick
Name:	Jennifer M. Pulick
Title:	Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim

CUSIP No. Y41053102	SCHEDULE 13D/A	Page 7 of 7 Pages

SCHEDULE A

Transactions in the SHARES of the Issuer
During the Past 60 Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*
04/06/2022	(55,164)	19.5583
04/07/2022	(211,160)	19.6244
04/08/2022	(126,414)	19.8660
04/11/2022	(328,322)	19.8408
04/12/2022	(278,940)	20.1809

*       Excluding commissions, SEC fees, etc. (rounded to nearest cent).